Exhibit 23.1
Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 2, 2009, relating to the consolidated financial statements and financial statement schedule of McAfee, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, and (ii) the adoption of FASB Statement No. 123 (revised 2004), Share-Based Payment), and our report dated March 2, 2009 relating to the effectiveness of McAfee, Inc’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of McAfee, Inc. for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
San Jose, California
November 6, 2009